787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

July 2, 2009

VIA EDGAR

Michael Kosoff

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Trust (the “Trust”)
File No. 333-159509
Registration Statement on Form N-14 Filed on May 27, 2009

Dear Mr. Kosoff:

This letter responds to comments on the above-referenced Registration Statement on Form N-14 (the “Registration Statement”) that you provided to the undersigned on June 19, 2009.  The Registration Statement relates to the proposed acquisition by the U.S. Equity Flex I Portfolio, a series of the Trust, of all of the assets and liabilities of each of the U.S. Equity Flex II Portfolio, the U.S. Equity Flex III Portfolio and the U.S. Equity Flex IV Portfolio, each a series of the Trust, in exchange for shares of the U.S. Equity Flex I Portfolio.

For your convenience, the substance of your comments has been restated below in italicized text.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.  The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1:                    Please explain supplementally why significant changes to the Portfolios were made immediately before a proposed merger instead of allowing shareholders to decide whether to merge the Acquired Portfolios as they were before May 1, 2009 into the Acquiring Portfolio.

Response:             As part of a review of the ongoing viability of the Portfolios, Credit Suisse proposed changes to the investment strategies of each of the Portfolios in February 2009.  The changes were presented to and approved by the Board of Trustees at a meeting held in February 2009.  In a supplement to the Portfolios’ prospectuses and statements of additional information dated February 24, 2009, Portfolio shareholders were notified of the strategy changes and the fact that they were scheduled to take effect on or about May 1, 2009.  The supplement also disclosed that the Board of Trustees intended to consider the consolidation of the Portfolios into a single Portfolio at its May meeting, assuming each Portfolio had sufficient assets at such time to justify consolidation with the other Portfolios.  Credit Suisse anticipated that some of the Portfolios might have insufficient assets to justify a merger, because it expected that each Portfolio might experience redemptions during the shareholder notice period from shareholders that did not wish to invest in the Portfolio under the new investment strategies.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2:                    Please explain supplementally why the Board imposed the new strategies for the Portfolios which would result in significantly higher operating expenses.

Response:             As explained above, the new strategies were proposed and approved as part of a review of the ongoing viability of the Portfolios by Credit Suisse.  In addition, operating expense ratios increased (or are estimated to increase) in part because of the decreasing asset sizes of the Portfolios.  While the new strategies may result in an increase in operating expenses (particularly due to the expenses of dividends on short sales), they are intended to result in better performance for the Portfolios over time, which may result in attracting assets and a lower expense ratio.

Comment No. 3:                    Please explain supplementally why the Board chose the Flex I Portfolio as the Acquiring Portfolio.

Response:             As shown in the Capitalization Table on page 20 of the Registration Statement, as of March 31, 2009, the Flex I Portfolio had net assets of approximately $108 million, which was greater than ten times the net assets of the largest Acquired Portfolio.  Accordingly, the Board considered that it would be appropriate to propose the Flex I Portfolio as the Acquiring Portfolio.

Comment No. 4:                    Please reconcile the “other expenses” listed in the Registration Statement for each Acquired Portfolio with the “other expenses” listed for each Portfolio in its most recent prospectus.

Response:             The “other expenses” for each Portfolio listed in the Registration Statement are estimated for the fiscal year ending December 31, 2009 based on actual expenses incurred during the quarter ended March 31, 2009 and assets levels as of March 31, 2009.  The “other expenses” for each Portfolio listed in its most recent prospectus are based on actual expenses incurred during the fiscal year ended December 31, 2008 and assets levels as of December 31, 2008.

Comment No. 5:                    In the fifth paragraph of the Shareholder Letter, please include a statement that the Portfolios have the same adviser and subadviser.

Response:             The third paragraph of the Shareholder Letter states that Credit Suisse is the investment adviser to each Portfolio.  None of the Portfolios currently has a subadviser.

Comment No. 6:                    In the “Q&A” section, the answer to the “What Will Happen to Portfolio Expenses?” question provides the net expense ratio (after fee waivers and expense reimbursements) for each Acquired Portfolio, and includes a statement that “Credit Suisse may eliminate such voluntary fee waivers and expense reimbursements at any time, and intends to do so as it is not economical for it to continue them at this time.”  Please explain how presenting such net expense ratios is not misleading since the waivers and reimbursements are not expected to be continued.

Response:             The Registrant does not believe that presenting estimated net expense ratios for each Acquired Portfolio is misleading.  The voluntary fee waivers and expense reimbursements are currently in effect, and as a result of such waivers and reimbursements, each Acquired Portfolio’s estimated net expense ratio is lower than the estimated expense ratio of the Acquiring Portfolio (which does not currently have any fee waivers or expense reimbursements).  If such information were not presented, shareholders would only be made aware of the estimated gross expense ratio of each Acquired Portfolio, which is significantly higher than the corresponding estimated expense ratio of the Acquiring Portfolio.  Further, the presentation of net expense ratios for each Acquired Portfolio is not misleading even if the voluntary waivers and reimbursements are expected to be eliminated, because disclosure to such effect has been included.

Comment No. 7:                    Explain the purpose of item No. 4 on the Instructions for Signing Proxy Card and move the examples so that they are placed between items No. 3 and 4.

Response:             The term “Registration” was incorrectly listed as item No. 4.  Such term is meant to be the title of the left-hand column.  A revision has been made to this effect.

Comment No. 8:                    Provide the file number of any documents incorporated by reference.

Response:             The file numbers for all documents incorporated by reference have been added.

Comment No. 9:                    With regard to the discussion of tax consequences in the “Summary” section, please explain supplementally the possible application of transfer taxes as described in Section 1.6 of the Agreement.  If a transfer tax is anticipated, disclose the possible direct or indirect imposition of this tax.

Response:             The Registrant does not anticipate that the Portfolios will incur any transfer taxes in connection with the proposed Acquisitions.

Comment No. 10:                  The last paragraph of the “Summary — Investment Objective and Policies” section discloses the types of investments that the Portfolios may invest in.  Please explain why such disclosure does not appear in the discussion regarding principal strategies in each Portfolio’s most recent prospectus.

Response:             The aforementioned disclosure appears in each Portfolio’s most recent prospectus under the section entitled “THE PORTFOLIO IN DETAIL - PORTFOLIO INVESTMENTS.”

Comment No. 11:                  Please explain the term “plan participant” in the third paragraph of the “Summary — Purchase, Redemption and Exchange Procedures” section.

Response:             The term has been restated as “participants in certain tax-qualified pension and retirement plans.”

Comment No. 12:                  In the first paragraph of the “Risk Factors” section, please compare and highlight any differences in principal risks or degree of risk between the Portfolios.

Response:             As stated in the first paragraph of the “Risk Factors” section, the principal risk factors of the Portfolios are identical.  A statement has been added disclosing that the extent of each such risk factor to the Portfolios is identical.

Comment No. 13:                  Please explain why Small Companies risk is a risk of investing in the Portfolios.  The principal strategies do not emphasize investments of any particular market capitalization, other than that it is consistent with the Russell 3000 Index.

Response:             The Russell 3000 Index contains companies that are considered small-cap companies.  In addition, as disclosed, each Portfolio’s investment strategies state that the Portfolio may invest without regard to market capitalization.  As a result, each Portfolio may from time to time hold small-cap companies, which are generally considered to be more risky than companies with larger market capitalizations.

Comment No. 14:                  Confirm that the fee table is compliant with Instruction 3(d)(ii)(A) of Item 3 of Form N-1A and include the footnote required by Instruction 3(d)(ii)(B).  Please also explain supplementally why the Registrant is not using fiscal 2008 expense data, why the estimated 2009 expenses are significantly higher than the actual 2008 expenses shown on the December 31, 2008 Form N-CSR and the basis for the increase in expenses.

Response:             Because each Portfolio underwent significant changes to its investment strategies, to more accurately portray what actual expenses will be the Registrant included estimated expenses for the fiscal year ending December 31, 2009 (consistent with the manner in which new funds present expenses in accordance with Instruction 6 of Item 3 of Form N-1A).  With respect to the difference in estimated 2009 expenses and actual 2008 expenses, please see the response to Comment No. 2 above.

Comment No. 15:                  In the introductory paragraph to the fee table, state that the pro forma expenses are presented as if the Acquisitions had occurred on December 31, 2008.

Response:             In an effort to present the pro forma expenses based on more recent information, the introductory paragraph states that the pro forma expenses are presented as if the Acquisitions had occurred on March 31, 2009.

Comment No. 16:                  The effects of fee waivers or reimbursements which are not contractual should only be described in a footnote to the fee table.

Response:             The effects of fee waivers and reimbursements which are not contractual are only presented in a fee table that is part of footnote 2 to each fee table.  It might be difficult to distinguish the footnoted text in the EDGAR version of the Registration Statement, however the footnoted text is clear in the typeset version that will be sent to shareholders.

Comment No. 17:                  Item 10 in the “Reasons for the Acquisitions” section states that “the reasonable, ordinary expenses of each Acquisition will be borne by Credit Suisse or its affiliates.”  Please clarify what would not be a considered a “reasonable, ordinary expense.”

Response:             Expenses not normally incurred in connection with reorganizations of mutual funds would be considered extraordinary.  If a lawsuit or proxy contest were commenced in connection with an Acquisition, for example, Credit Suisse is not agreeing that it would assume all expenses of those matters.

Comment No 18:                   In the last column of the Capitalization Table, please include the name of the Acquiring Portfolio.

Response:             The requested disclosure has been added.

Comment No. 19:                  Please explain why the net asset amounts shown in the Capitalization Table, which is as of March 31, 2009, are not consistent with the net asset amounts shown in the N-Q filing of the Trust as of March 31, 2009.

Response:             The Registration Statement was drafted with preliminary numbers.  The net asset values shown in the Capitalization Table have been updated to reflect actual numbers, which conform with those disclosed in the March 31, 2009 N-Q filing.

Comment No. 20:                  Please include additional pro forma capitalization tables reflecting the Acquisition of each Acquired Portfolio by the Acquiring Portfolio.

Response:             The requested tables have been added.

Comment No. 21:                  Please include the performance of the Russell 3000 Index in each Average Annual Total Returns table.

Response:             The requested disclosure has been added.

Comment No. 22:                  In footnote 1 to each Average Annual Total Return Table, please place the statement that performance does not reflect current investment strategies in bold-faced type.

Response:             The requested change has been made.

Comment No. 23:                  In the “Management of Each Portfolio” section, include a reference to the previous name of each Portfolio, since the date of each Portfolio’s annual report precedes the date that each Portfolio’s name was changed.

Response:             The requested disclosure has been added.

Comment No. 24:                  In the “Voting Information” section, please include disclosure explaining that as a result of proportional voting, the vote of a small number of shares could determine the outcome of a proposal.

Response:             The requested disclosure has been added.

Comment No. 25:                  In the “Voting Information” section, please make the language regarding the procedures for revoking voting instructions with the emphasized language at the bottom of page 2 of the Notice of Joint Special Meeting of Shareholders.

Response:             The requested change has been made.

Comment No. 26:                  As the Portfolios are each a series of the Trust and to the extent it is accurate, please include a statement that the rights of security holders are the same for both the Acquiring Portfolio and each Acquired Portfolio.

Response:             The requested disclosure has been added to the “Information on Shareholders’ Rights” section.

Comment No. 27:                  In the Statement of Additional Information, please include pro forma financial statements reflecting the Acquisition of each Acquired Portfolio by the Acquiring Portfolio.

Response:             The requested pro forma financial statements have been added.

Comment No. 28                   Please file new Powers of Attorney that specifically describe the Registration Statement as per Rule 483(b).

Response:             New Powers of Attorney will be filed as exhibits to the Registration Statement.

Comment No. 29:                  Please provide the Tandy Representations.

Response:             The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	J. Kevin Gao, Esq., Credit Suisse Asset Management, LLC
Rose DiMartino, Esq., Willkie Farr & Gallagher LLP
Jonathan Burwick, Esq., Willkie Farr & Gallagher LLP